UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Ditech Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25500T108
(CUSIP Number)

Lamassu Holdings L.L.C.
Attn: Timothy Leehealey
21 Whitesands Dr.
Newport Coast, CA 92657
(949) 706-1347
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25500T108

1	NAME OF REPORTING PERSON Lamassu Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,399,845
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,399,845
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,399,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25500T108

1	NAME OF REPORTING PERSON Timothy Leehealey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,399,845
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,399,845
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,399,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25500T108

1	NAME OF REPORTING PERSON Samuel Healey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,399,845
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,399,845
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,399,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25500T108

1	NAME OF REPORTING PERSON Frank J. Sansone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1           See Item 5.

CUSIP NO. 25500T108

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.  Frank J. Sansone is hereby added as Reporting Persons to the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

(a-c)(f)    Frank J. Sansone (“Mr. Sansone ”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Chief Financial Officer of LiveOffice, an SAAS email archiving software and services company.  The principal business address of Mr. Sansone is 2933 Arboridge Court, Fullerton, California 92835.  Mr. Sansone is a citizen of the United States of America.

(d)           Mr. Sansone has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. Sansone has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 21, 2009, in accordance with the terms of the Issuer’s Amended and Restated By-Laws, Lamassu Holdings L.L.C. (“Lamassu”) delivered a letter to the Issuer nominating Messrs. Leehealey and Sansone, as set forth therein, for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2009 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 26,256,917 shares of Common Stock outstanding, as of February 28, 2009, which is the total number of shares of Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on March 11, 2009.

A.           Lamassu

(a)	As of the close of business on May 20, 2009, Lamassu beneficially owned 2,399,845 shares of Common Stock.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 2,399,845
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,399,845
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 25500T108

(c)	Lamassu has not entered into any transactions in the shares of Common Stock during the past 60 days.

B.	Messrs. Leehealey and Healey

(a)
As the managing members of Lamassu, each of Mr. Leehealey and Mr. Healey may be deemed the beneficial owner of the 2,399,845 shares of Common Stock owned by Lamassu.  Each of Messrs. Leehealey and Healey share voting and dispositive power with respect to the shares of Common Stock owned by Lamassu by virtue of their shared authority to vote and dispose of such shares of Common Stock.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,399,845
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,399,845

(c)	Neither Mr. Leehealey or Mr. Healey has entered into any transactions in the shares of Common Stock during the past 60 days.

C.	Mr. Sansone

(a)
As of the close of business on May 20, 2009, Mr. Sansone did not directly owned any shares of Common Stock.  Mr. Sansone, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the 2,399,845 shares of Common Stock owned by Lamassu.  Mr. Sansone disclaims beneficial ownership of such shares of Common Stock.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Sansone has not entered into any transactions in the shares of Common Stock during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)           Not applicable.

CUSIP NO. 25500T108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 18, 2009, Lamassu and Messrs. Leehealey, Healey and Sansone (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Group agreed to solicit proxies or written consents for the election of the persons nominated by the Group to the Board at the Annual Meeting (the “Solicitation”), and (c) DCP agreed to bear all expenses incurred in connection with the Group’s activities, subject to certain limitations.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to a letter agreement, Lamassu has agreed to indemnify Mr. Sansone against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.                                Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1	Joint Filing and Solicitation Agreement by and among Lamassu Holdings L.L.C., Timothy Leehealey, Samuel Healey and Frank J. Sansone, dated May 18, 2009.

Exhibit 99.2	Form of Indemnification Letter Agreement.

CUSIP NO. 25500T108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2009

LAMASSU HOLDINGS L.L.C.

By:	/s/ Timothy Leehealey
	Name:	Timothy Leehealey
	Title:	Managing Member

/s/ Timothy Leehealey
TIMOTHY LEEHEALEY

/s/ Samuel Healey
SAMUEL HEALEY

/s/ Frank J. Sansone
FRANK J. SANSONE